Kewalo Development LLC
(A Limited Liability Company)

Financial Statements
December 31, 2013

Kewalo Development LLC
(A Limited Liability Company)

Balance Sheet
December 31, 2013

Assets

Cash	$2,209,726
Prepaid Expenses	9,035
Real Estate Under Development	103,317,169
Deferred Financing Costs	882,826
Total Assets	$106,418,756

Liabilities and Members' Equity

Liabilities:
Accounts Payable	$9,175,375
Retentions Payable	6,670,893
Deposits	37,480,167
Total Liabilities	53,326,435

Commitments and Contingencies

Members' Equity	53,092,321
$106,418,756

See accompanying notes to financial statements

Kewalo Development LLC
(A Limited Liability Company)

Statement of Operations and Changes in Member's Equity
December 31, 2013

Operating Expenses:
Marketing	$246,873
General and Administrative	3,382
Total Operating Expense	250,255

Other Income	31,665
Other Expenses	(6,315)

Net Loss	(224,905)

Members' Equity - Beginning of Year	36,337,301
Member Contributions	16,979,925
Members' Equity - End of Year	$53,092,321

See accompanying notes to financial statements

Kewalo Development LLC
(A Limited Liability Company)

Statement of Cash Flows
December 31, 2013

Cash Flows from Operating Activities:
Net Loss	$(224,905)
Adjustments to Reconcile Net Loss to Cash Used in Operating Activities:
Changes in assets and liabilities:
Real estate under development	(63,477,581)
Prepaid expenses	5,380
Accounts payable	5,311,282
Retentions payable	5,721,070
Deposits	37,480,167

Net cash used in operating activities	(15,184,587)

Cash Flows from Financing Activity:
Contributions from Members	16,979,925

Net Increase in Cash	1,795,338

Cash - Beginning of Year	414,388

Cash - End of Year	$2,209,726

Supplemental noncash operating information:
Deferred financing cost amortized to real estate development costs	$588,567

See accompanying notes to financial statements

Kewalo Development LLC
(A Limited Liability Company)

Notes to Financial Statements
December 31, 2013

1.	Summary of Operations and Significant Accounting Policies

a.	Company Operations
Kewalo Development LLC (the Company) is a Hawaii limited liability company formed on June 3, 2010 by Waimanu Development, LLC, a Hawaii limited liability company (Waimanu). A&B Properties, Inc., a Hawaii corporation, is Waimanu’s parent company and is the manager of the Company (the Manager). On September 5, 2012, the Company amended and restated its operating agreement (the Operating Agreement) and admitted N1189 LLC, a Hawaii limited liability company, BSC Waihonua LLC, a Hawaii limited liability company, and Armstrong Homes, Ltd., a Hawaii corporation, as additional members (collectively, the Additional Members). The Company was formed for the primary purpose of developing and selling real-estate property commonly referred to as “Waihonua at Kewalo”, comprised of a condominium high rise project with 341 fee simple units, in Honolulu, Hawaii (the “Project”) and a senior citizen housing building in Honolulu, Hawaii, consisting of approximately 70 rental units.
In conjunction with a planned development permit (the “Permit”) issued by the Hawaii Community Development Authority (HCDA), the Company effectively satisfied the reserve housing obligations under the Permit to receive approval for issuance of the certificate of occupancy for the Waihonua at Kewalo condominium project in January 2015, with the Company’s deposit of deeds and other consideration in conjunction with a development agreement by and between the Company and an unrelated third party developer, SCD Piikoi, LLC. The certificate of occupancy for the Project was issued in October 2014.
The Company completed construction of the Project in November 2014, and all units were sold as of June 2015.
In accordance with the Operating Agreement, the members’ Economic Interest and Voting Interest, as defined, in the Company as of December 31, 2013 were as follows:

	Economic Interest	Voting Interest
Waimanu Development LLC	50.000 percent	50.0 percent
N1189 LLC	19.231 percent	25.0 percent
BSC Waihonua LLC	29.231 percent	23.0 percent
Armstrong Homes, Ltd.	1.538 percent	2.0 percent

1.	Summary of Operations and Significant Accounting Policies (continued)

a.	Company Operations (continued)

Pursuant to the Operating Agreement, Waimanu and the Additional Members are each required to contribute $32.5 million. The Manager may authorize and request additional capital contributions in proportion to the Economic Interest of each member. The members have the option, but not the obligation, to make the requested additional capital contributions. As of December 31, 2013, Waimanu’s and the Additional Members’ cumulative capital contributions amounted to approximately $32.5 million and $20.9 million, respectively.

For the year ended December 31, 2013, N1189 and BSC contributed approximately $6.7 million and $10.2 million, respectively.

The Operating Agreement provides for distributions to the members, first to the Additional Members proportionately until their respective unpaid preferred amount, as defined, equals zero. Additional distributions are then paid to Waimanu until its unpaid preferred amount equals zero and then allocated 90 percent to Waimanu and 10 percent to the Additional Members in proportion to their respective Economic Interest.
The Operating Agreement also provides for the allocation of net profits and losses, as defined, to the members. Net profits from operations are first allocated to reduce any negative capital accounts, as defined, to zero, then to the Additional Members’ respective adjusted capital account up to the unpaid preferred amount, as defined. Additional net profits are then allocated to Waimanu’s capital account up to its unpaid preferred amount and then allocated 90 percent to Waimanu and 10 percent to the Additional Members in proportion to their Economic Interest. Losses are first allocated to any member with a capital account greater than its unpaid preferred amount and then to Waimanu’s capital account until it equals zero. Additional losses are proportionately allocated to the Additional Members’ capital accounts are equal to zero and then to all members in proportion to their respective Economic Interest.

b.	Basis of Presentation
The Company’s financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

c.	Management Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

d.	Revenue Recognition
Sales of real estate generally are accounted for under the full accrual method. Under that method, gain is not recognized until the collectability of the sales price is reasonably assured and the earnings process is virtually completed. When a sale does not meet the requirements for income recognition, the sales transactions are accounted for under the deposit method. Under that method, the sale is not recognized, and the contract receivable from the buyer is not recorded. The property continues to be reported on the balance sheet as real estate under development subject to sales contracts. Payments received from the buyer are reported as deposits in the balance sheet. As of December 31, 2013, unrecorded contracts receivable on sales that are accounted for under the deposit method totaled approximately $214 million.

1.    Summary of Operations and Significant Accounting Policies (continued)

e.	Cash
Cash includes demand deposits in banks.

f.	Real Estate Under Development Subject to Sales Contracts
The Company capitalizes all of the direct costs of development and construction of the Projects, including real estate taxes and other carrying costs incurred during the development period.

g.	Marketing and General and Administrative Expenses
The Company generally expenses marketing and certain general and administrative expenses as incurred.

h.	Deferred Financing Costs
Loan fees related to the Company’s construction loan are capitalized to deferred financing costs in the accompanying financial statements and amortized over the term of the related note. During the year ended December 31, 2013, amortization amounted to approximately $589,000, which was capitalized to real estate under development on the accompanying balance sheet.

i.	Income Taxes
As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with the Operating Agreement. No provision has been made in the financial statements for federal or state income taxes, as these taxes are the responsibility of the individual members.

j. Subsequent Events
Subsequent events were evaluated through February 26, 2016, the date that these financial statements were available for issuance.

2.	Concentrations of Credit Risk

The Company maintains cash accounts in a Hawaii bank, which as of December 31, 2013 and at various times throughout the year then ended, exceeded federally insured limits. The Company has not experienced losses in these accounts and management believes there is no significant credit risk related to cash.

3.	Construction Loan

On November 30, 2012, the Company entered into a $120 million loan agreement (the Loan Agreement) with four unrelated financial institutions to finance the construction of the Projects. As of December 31, 2013 there were no draws on the Loan Agreement.

Borrowings under the Loan Agreement bear interest at a base rate, as defined, plus 3 percent. Outstanding principal and accrued interest related to the Loan Agreement are due at maturity on June 4, 2015, unless a 6-month extension option is exercised, subject to the lenders’ conditions for granting the extension. The notes are secured by the Projects, the assignment of sales contracts and proceeds, a limited repayment guaranty, as defined, by the Manager for the lesser of $20 million or the outstanding loan balance, a completion guaranty, as defined, by the Manager, and other specified security.

The Loan Agreement contains certain financial and operational covenants including, but not limited to, the timely completion of the Projects, maintenance of a loan to value ratio, maintenance of a loan to cost ratio, guarantor minimum ownership requirements and guarantor minimum tangible net worth requirements. The Company and guarantor were in compliance with all debt covenants for the year ended December 31, 2013.

4.	Commitments and Contingencies

a.	Construction Contract
On October 15, 2012, the Company entered into a construction contract with an unrelated contractor to construct the condominium units for cost plus the contractor’s fee, as defined. The contract provides for a guaranteed maximum price, as defined, of approximately $145 million.

b.	Leases
The Company leases its sales office pursuant to a lease agreement that expires on May 31, 2015. At December 31, 2013, the future minimum rental commitments under these leases were approximately as follows:

For the years ending December 31,
2014	$42,000
2015	18,000
$60,000

5.	Transactions with Affiliates

a.	Development Fee
The Operating Agreement provides for payments to the Manager for the oversight and administration of the Company’s business activities and internal affairs, as defined (the Developer Fee). The Developer Fee is equal to 4 percent of the total cost of constructing the condominium units and is payable monthly commencing on the groundbreaking of the Projects, as defined. For the year ended December 31, 2013 the Developer Fee amounted to approximately $1,777,000, excluding the consulting fees discussed in Note 5b, and is capitalized to real estate under development in the accompanying balance sheet. As of December 31, 2013, approximately $137,000 was due to the Manager, recorded in accounts payable on the accompanying balance sheet.

b.	Consulting Fee
On September 5, 2012, the Company entered into a consulting agreement (the Consulting Agreement) with an affiliate of BSC, to market the Projects, assist in meeting affordable housing requirements and to advise on certain development and construction issues, as needed. Compensation is 24 percent of the Developer Fee and, in the aggregate, will range between $1,520,000 and $1,615,000. For the year ended December 31, 2013 the Company paid approximately $561,000 in fees under the Consulting Agreement, which are capitalized to real estate under development in the accompanying balance sheet. As of December 31, 2013, approximately $43,000 was due to the affiliate of BSC, recorded in accounts payable on the accompanying balance sheet.

6.	Deposits

As of January 1, 2013, approximately $27.9 million was held in escrow related to binding sales contracts for the condominium units. The Company had no legal right to these funds until certain conditions were met. In 2013, the Company met the conditions required to use the escrow deposits to pay for project costs. As of December 31, 2013, the Company received approximately $37.5 million of escrow deposit funds, recorded in deposits on the accompanying balance sheet.